

CPLS, P.A.

The Center for Professional Legal Services

Attorneys | Executive Consultants | Mediators

March 17, 2017

Lis R. Oliveira Sommerville
President
City Catt, Inc.
2835 Oconnell Dr
Orlando, Florida 34741

Via Email Only: info@citycatt.com; ovelhinhali@gmail.com

Re: City Catt, Inc, Inc.
CPLS File No. 2560-2
Copy of Corporate Records

Dear Ms. Sommerville:

This letter confirms that we have completed the Incorporation process for City Catt, Inc. The corporation was incorporated on February 16, 2017 and Restated and Amended Articles of Incorporation were filed with the State of Florida on March 9, 2017. We completed the Incorporation process and you executed the other documents to complete the incorporation process, which are dated March 10, 2017. Although you elected to leave your corporate kit with our offices, I am enclosing a copy of the same herewith for your files; you may pick up the original kit and documents at any time, or ask us to forward it to you via US Mail. Included are the following:

1. A Certificate from the Secretary of the State of Florida indicating that the Articles of Incorporation have been filed.

2. Articles of Incorporation.

3. Corporate Action by Sole Director of Hidden Mart, Inc.

4. Bylaws of Hidden Mart, Inc.

5. Share Certificates for the corporation, including the issued common and preferred shares of stock issued, and the blank certificates.

6. Employer Identification Number letter for the IRS.

As I explained to you in our meeting it is important to use the corporate seal whenever acting in the official capacity of the corporation. The Corporation seal is the corporate kit at our offices. Additionally, when you sign anything on behalf of the corporation please

indicate next to your printed name or signature that you are signing as the president or in whatever capacity you are signing.

You can contribute capital to the corporation in several ways. First, you can purchase additional shares at a price to be determined by the Board of Directors. Second, you can lend the company money, in which event; the company should issue a promissory note to the lender under reasonable terms (rate, re-payment terms, etc...). Third, you can contribute other assets, including physical, tangible and/or intangible assets in exchange for shares. Finally, you can contribute services in exchange for shares. Each of these options have separate local and federal tax consequences so I recommend that you discuss these issues with your accountant before making a final decision regarding the same.

You can also raise capital by looking to investors and outside lenders. If you choose to raise capital by soliciting funds from investors, you will need to be aware of the requirements of the federal and state regulatory requirements which may impose duties on you before any solicitations are made. If and when you get to this phase, please call me to discuss the requirements before you sell shares. If you choose to raise capital by borrowing from third parties, including traditional lenders (banks, credit unions, etc...), they may require a real property mortgage or chattel mortgage on the company's and your individual real and personal property. If you would like me to review these security agreements and the notes before you execute them, please let me know. Any interest paid by the corporation on money borrowed is deductible by the corporation as a business expense, but must be Included as Income for tax purposes on the lender's tax return. I will be happy to prepare a promissory note for you if you choose to capitalize the corporation with loans from yourself. If you obtain a loan from a bank or other traditional lending institution, they will prepare the necessary documents.

We will keep the corporate kit and contact you annually to remind you to of the requirement to file an annual report and to do annual minutes. We can, of course, help you with these requirements as necessary.

Again, thank you for giving us the opportunity to help you. If I can be of any further assistance, please do not hesitate to contact me at the above number.

Sincerely,



Tee Persad, Esq.

TP/la

The Center for Professional Legal Services ™
www.cplspa.com

201 East Pine Street, Suite 445, Orlando, Florida 32801   Tel: 407.647.7887   Toll Free: 877.647.7887   Fax: 407.647.5396

Enclosures

March 10, 2017



FLORIDA DEPARTMENT OF STATE
Division of Corporations

CITY CATT, INC.
2835 O'CONNELL DR
KISSIMMEE, FL   34741US

Re: Document Number P17000015948

The Articles of Amendment to the Articles of Incorporation of CITY CATT,
INC., a Florida corporation, were filed on March 9, 2017.

This document was electronically received and filed under FAX audit number
H17000066089.

Should you have any questions regarding this matter, please telephone
(850) 245-6050, the Amendment Filing Section.

Irene Albritton
Regulatory Specialist II
Division of Corporations   Letter Number: 817A00004645

P.O BOX 6327 – Tallahassee, Florida 32314

(((H17000066089 3)))

RESTATED AND AMENDED
ARTICLES OF INCORPORATION
OF
CITY CATT, INC.

Pursuant to the provisions of Section 607.1006, Florida Statutes, this Florida Profit Corporation adopts the following Restated and Amended Articles of Incorporation, as of and effective March 9, 2017:

The undersigned being the Directors, natural persons competent to contract hereby subscribes to and adopts these Restated and Amended Articles of Incorporation for the purpose of organizing a corporation under the Florida Business Corporation Act, Florida Statutes Chapter 607.

This Restated and Amended Articles of Incorporation of CITY CATT, INC., a corporation duly incorporated in the State of Florida on the 17th day of February, 2017, was approved by the majority of the corporation's shareholders, therefore, the number of votes cast for the restatement and amendment by the shareholders was sufficient for approval.

ARTICLE I
CORPORATE NAME

The name of this Corporation shall be: CITY CATT, INC.

ARTICLE II
PRINCIPAL OFFICE AND MAILING ADDRESS

The principal office and mailing address of this Corporation is: 2835 O'Connell Drive, Kissimmee, Florida 34741.

ARTICLE III
NATURE OF CORPORATE BUSINESS

The general nature of the business to be transacted by this Corporation shall be to engage in any and all lawful business permitted under the laws of the United States and the State of Florida.

ARTICLE IV
CAPITAL STOCK

The maximum number of shares of stock that this Corporation is authorized to issue and have outstanding at any one time shall be divided into ten million (10,000,000) shares as follows:

(((H17000066089 3)))

a. Five million (5,000,000) shares of common stock having a par value of $0.01 per share; and

b. Five million (5,000,000) shares of preferred stock having a par value of $1.00 peer share.

The voting power of the shares of capital stock in this Corporation shall be vested wholly in the holders of the shares of common capital stock. The preferred capital stock shall have no voting power whatsoever. In the event of the liquidation or dissolution, or the winding up of the business affairs of the Corporation, the holders of the preferred shares of capital stock shall be and they re entitled to be paid first for the full and determined value of their shares, together with unpaid dividends up to the time of the payment; after the payment to the preferred stockholders, the remaining assets of the Corporation shall be distributed among the holders of the common capital stock to the extent of their respective shares. This Corporation shall have the right, at its option, to retire the preferred stock upon thirty (30) says notice, by a resolution of its Board of Directors, by paying for each share of preferred stock, the fair market value thereof.

ARTICLE V
TERM OF EXISTENCE

This Corporation shall have perpetual existence.

ARTICLE VI
INITIAL REGISTERED OFFICE AND AGENT

The address of the initial Registered Office of this Corporation is: 2835 O'Connell Drive, Kissimmee, Florida 34741. The name of the initial Registered Agent of this Corporation at that address is Lis Rejane Oliveira-Sommerville.

ARTICLE VII
BOARD OF DIRECTORS

The business of this Corporation shall be managed by its Board of Directors. The initial Board of Directors shall consist of at least one (1) member. The name and street address of the members of the Board of Directors is:

Lis Rejane Oliveira-Sommerville
2815 Maguire Dr.
Kissimmee, Florida 34741

The member of the Board of Directors shall hold office until his successor(s) is elected and qualified as provided in the Bylaws of this Corporation. The number of Directors of this Corporation set forth in these Articles of Incorporation shall be the authorized number of Directors until that number is changed by or in accordance with the Bylaws of this Corporation.

ARTICLE VIII
INCORPORATOR

The name of the person signing these Restated and Amended Articles of Incorporation as the Incorporator is Lis Rejane Oliveira-Sommerville and her street address is: 2815 Maguire Dr., Kissimmee, Florida 34741.

ARTICLE IX
INDEMNIFICATION

This Corporation shall indemnify and may insure its officers and directors to the fullest extent permitted by law either now or hereafter, including, but not limited to, Section 607.0850 of the Florida Statutes.

IN WITNESS WHEREOF, I, the undersigned, being the Incorporator, and Director hereinbefore named, for the purpose of forming a professional service corporation to do business under the laws of Florida, have executed these Restated and Amended Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, on this 9th day of March, 2017.

ARTICLE X
RESTRAINT ON ALIENATION OF SHARES

The Shareholders and/or Directors of this Corporation may, by resolution, restrict the right of any shareholder to sell or otherwise transfer any shares of the capital stock of this Corporation and providing for the purchase or redemption of shares in the event of any shareholder's death or disability.



LIS REJANE OLIVEIRA-SOMMERVILLE
Incorporator and Director

CITY CATT, INC.
CERTIFICATE OF DESIGNATION OF
REGISTERED AGENT AND REGISTERED OFFICE

Pursuant to the provisions of Section 607.0501 of the Florida Statutes, the undersigned Corporation, organized under the laws of the State of Florida, submits the following statement in designating the Registered Office and Registered Agent of the Corporation in the State of Florida:

1. The name of the Corporation is: CITY CATT, INC.

2. The name and address of the Registered Agent and Registered Office of the Corporation is: Lis Rejane Oliveira-Sommerville and her street address is: 2815 Maguire Dr., Kissimmee, Florida 34741.

CITY CATT, INC.

By:

LIS REJANE OLIVEIRA-SOMMERVILLE
Director

ACCEPTANCE BY REGISTERED AGENT

Having been named the Registered Agent of CITY CATT, INC. the above stated Corporation, at the place designated in this certificate, I hereby accept the appointment as Registered Agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, including Florida Statutes Section 607.0505, and I am familiar with and accept the obligations of my position as Registered Agent.

March 9, 2017



By: LIS REJANE OLIVEIRA-SOMMERVILLE

2560-1

Electronic Articles of Incorporation
For

CITY CATT, INC.

P17000015948
FILED
February 16, 2017
Sec. Of State
clewis

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I
The name of the corporation is:

CITY CATT, INC.

Article II
The principal place of business address:

2835 O'CONNELL DR
KISSIMMEE, FL. US 34741

The mailing address of the corporation is:

2835 O'CONNELL DR
KISSIMMEE, FL. US 34741

Article III
The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV
The number of shares the corporation is authorized to issue is:

100,000

Article V
The name and Florida street address of the registered agent is:

LIS REJANE O SOMMERVILLE
2815 MAGUIRE DR
KISSIMMEE, FL. 34741

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: LIS REJANE O SOMMERVILLE

P17000015948
FILED
February 16, 2017
Sec. Of State
clewis

Article VI

The name and address of the incorporator is:

LIS REJANE O SOMMERVILLE
2815 MAGUIRE DR

KISSIMMEE, FL 34741

Electronic Signature of Incorporator: LIS REJANE O SOMMERVILLE

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: MGR
LIS REJANE O SOMMERVILLE
2815 MAGUIRE DR
KISSIMMEE, FL. 34741 UN

Title: MGR
LIZIA R SANTOS
2835 O'CONNELL DR
KISSIMMEE, FL. 34741 UN

Article VIII

The effective date for this corporation shall be:

02/16/2017

Detail by Entity Name

Florida Profit Corporation
CITY CATT, INC.

Filing Information

Document Number	P17000015948
FEI/EIN Number	NONE
Date Filed	02/16/2017
Effective Date	02/16/2017
State	FL
Status	ACTIVE

Principal Address

2835 O'CONNELL DR
KISSIMMEE, FL 34741

Mailing Address

2835 O'CONNELL DR
KISSIMMEE, FL 34741

Registered Agent Name & Address

SOMMERVILLE, LIS REJANE O
2815 MAGUIRE DR
KISSIMMEE, FL 34741

Officer/Director Detail

Name & Address

Title MGR

SOMMERVILLE, LIS REJANE O
2815 MAGUIRE DR
KISSIMMEE, FL 34741 UN

Title MGR

SANTOS, LIZIA R
2835 O'CONNELL DR
KISSIMMEE, FL 34741 UN

Annual Reports

No Annual Reports Filed

Document Images

02/16/2017 -- Domestic Profit	View Image in PDF format

Florida Department of State, Division of Corporations

BYLAWS
OF
CITY CATT, INC.

ARTICLE I. MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held on the last business day of January at 11:00 a.m., or at such other date and/or time as shall be designated from time to time by the Board of Directors and stated in the notice of meeting. Business transacted at the annual meeting shall include the election of directors of the Corporation.

Section 2. Special Meetings. Special meetings of the shareholders of the Corporation shall be held when directed by the President or by the Board of Directors, or when requested in writing by the holders of not less than ten percent (10%) of all of the shares entitled to vote at the meeting. A meeting requested by shareholders shall be called for a date not less than ten (10) nor more than sixty (60) days after the request is made, unless the shareholder(s) requesting the meeting designate a later date. The call for the meeting shall be issued by the Secretary, unless the President, Board of Directors or shareholder(s) calling the meeting shall designate another person to do so.

Section 3. Place. Meetings of shareholders shall take place at the principal offices of the Corporation or at such other place within or without the State of Florida as the Board of Directors may designate from time to time. Meetings of shareholders may be held telephonically or via video conferencing.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which it is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the meeting, either personally or by first class mail, by or at the direction of the Secretary or by the shareholders calling the meeting to each shareholder of record entitled to vote at such meeting. If such notice is mailed at least thirty (30) days before the date of the meeting, it may be mailed by a class of mail other than first class. If mailed, such notice shall be deemed to be delivered when deposited in the United States mails addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage prepaid thereon. In addition to the above notice procedure, the shareholders may be notified via electronic mail ("e-mail"). If a shareholder, director or officer notifies the shareholders of a meeting via e-mail, the notice shall also be served via U.S. Mail, UPS or FedEx delivery. The shareholders shall notify the secretary of the Corporation of their e-mail address within 30 days of becoming a shareholder and within 30 days of any changes in their e-mail address.

Section 5. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted which might have been transacted on the original date of the meeting. If, however, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Section 4 of this Article to each shareholder of record on the new record date who is entitled to vote at such meeting.

Section 6. Closing Of Transfer Books And Fixing Record Date. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books of the Corporation shall be closed as of a specific date and for a stated period not to exceed sixty (60) days. If the stock transfer books shall be closed for the purpose of determining the shareholders who are entitled to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days prior to the date of such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any determination of shareholders, such date, in any case, not to be more than sixty (60) nor less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders, or of shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 7. Voting Record. If the Corporation has six (6) or more shareholders, the Secretary shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, with the address of and the number of shares held be each such shareholder. For a period of not less than ten (10) days prior to such meeting, the list shall be kept on file at the registered office of the Corporation, at the principal

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place of business of the Corporation or at the office of the transfer agent or registrar of the Corporation and any shareholder of the Corporation shall be entitled to inspect the list at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder at any time during the meeting.

If the requirement of this Section have not been substantially complied with, the meeting shall, on the demand, in person or by proxy, of any shareholder, be adjourned until the requirements are complied with. If no such demand is made, any failure to comply with any requirement of this section shall not affect the validity of any action taken at such meeting.

Section 8. Shareholder Quorum And Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.

If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by law or by the Articles of Incorporation of the Corporation or any amendment thereto.

After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholder(s) so as to reduce the number of shareholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof before or after such withdrawal or withdrawals.

Section 9. Voting of Shares.

A. Unless otherwise provided by the Articles of Incorporation of the Corporation or any amendment thereto, each outstanding share shall be entitled to one vote (and each fractional share shall be entitled to a proportionate fractional vote) on each matter submitted to a vote at a meeting of shareholders.

B. Treasury shares, shares of stock of this Corporation owned or controlled by a corporation the majority of the voting stock of which is owned or controlled by this Corporation and shares of stock held by this Corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of shares outstanding at any given time.

C. A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

D. At each election for directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

E. Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent or proxy designated by the bylaws of the corporate shareholder; or, in the absence of any applicable bylaw, by such person as the Board of Directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate shareholder. In the absence of any such designation, or in case of conflicting designations by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

F. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer into his name as trustee.

G. Shares held in the name of more than one person shall be voted in the manner that they shall unanimously agree upon or as the person or persons authorized in writing to act for such persons shall direct. If such persons shall be unable to agree, the shares shall be voted as if each such person shall own outright his or her proportion of such shares. For example, if 100 shares are owned by a husband and wife as joint tenants with right of survivorship and if they are unable to agree as to how their shares shall be voted on any particular matter, then the husband shall be entitled to 50 votes and the wife shall be entitled to 50 votes on such issue.

H. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

I. A shareholder whose shares are pledged shall be entitled to vote such shares until the shares shall have been transferred into the name of the pledgee on the books of the Corporation, and, thereafter, the pledgee or his nominee shall be entitled to vote the shares so transferred.

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J. On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to vote on any matter and shall not be deemed to be outstanding shares.

Section 10 Proxies.

A. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting of shareholders or a shareholder's duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy.

B. Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable.

C. The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such competence or of such death is received by the corporate officer responsible for maintaining the list of shareholders.

D. If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of such persons present at the meeting, or, if only one is present, then that one, may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

E. If a proxy expressly so provides, any proxy holder may appoint in writing a substitute to act in his place.

Section 11. Conduct Of Meeting.
Meetings of the shareholders shall be presided over by one of the following officers in order of seniority and if present and acting: The Chairman of the Board, if any; the President; or the Vice President, if any; or if none of the foregoing is present or is willing to act, by a chairman to be chosen by the shareholders at the meeting. The Secretary of the Corporation, or in his absence, an assistant secretary, shall act as secretary of the meeting; or if neither of the foregoing persons is present or is willing to act, the chairman of the meeting shall appoint a secretary of the meeting.

<u>Section 12. Order of Business.</u> The order of business of all meetings of shareholders shall be as follows:

(a) Call to order.
(b) Proof of Notice of Meeting or Waiver of Notice.
(c) Reading of Minutes of preceding meeting.
(d) Reports of officers.
(e) Election of Directors, when applicable.
(f) Unfinished business, if any.
(g) New Business.

<u>Section 13. Voting Trusts.</u>

A. Any number of shareholders of this Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, as provided by law. Where the counterpart of a voting trust agreement and the copy of the record of the holders of voting trust certificates has been deposited with the Corporation as provided by law, such documents shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation, and by any holder of record of a voting trust certificate, either in person or by agent or attorney, at any reasonable time for any proper purpose.

B. Notwithstanding the foregoing, if this Corporation has elected to be treated as an "S corporation" for Federal income tax purposes and if the existence of a voting trust would disqualify the Corporation from said tax treatment for any reason whatsoever, such voting trust may not be established and any attempt to create such trust shall be void <u>ab initio.</u>

<u>Section 14. Shareholders Agreements.</u> Two (2) or more shareholders of this Corporation may enter into an agreement providing for the exercise of voting rights in the manner provided in the agreement or relating to the sale or other disposition of their shares or to any phase of the affairs of the Corporation as provided or permitted by law. Nothing contained in any such agreement shall impair the right of the Corporation to treat the shareholders of record as entitled to vote the shares standing in their respective names.

The effect of any shareholders agreement authorized by Florida Statutes Section 607.0732 as it presently exists or as it may be amended shall be to relieve the directors and impose upon the shareholders assenting thereto the liability for managerial acts or omissions that are imposed on directors by law and which are governed and controlled by or in the manner provided in the shareholders agreement, to the extent that, and so long as, the discretion or powers of the

Board of Directors, in its management of corporate affairs are controlled by the provisions of any such agreement.

Section 15. Action By Shareholders Without A Meeting.

A. Any action required by law, these Bylaws or by the Articles of Incorporation of this Corporation to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (which may also be a consent in writing by the directors of the Corporation as hereinafter provided) setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted. In order to be effective the action must be evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of each voting group entitled to vote thereon, and delivered to the Corporation by delivery to its principal office in this state, its principal place of business, the corporate secretary, or another officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date of the earliest dated consent delivered in the manner required by this section, written consents signed by the number of holders required to take action are delivered to the Corporation by delivery as set forth in this Section.

B. Any written consent may be revoked prior to the date that the corporation receives the required number of consents to authorize the proposed action. No revocation shall be effective unless in writing and until received by the Corporation at its principal office or received by the corporate Secretary or other officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

C. Within 10 days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action and, if the action be such for which dissenters' rights are provided by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of this act regarding the rights of dissenting shareholders.

D. A consent signed under this Section has the effect of a meeting vote and may be described as such in any document.

ARTICLE II. DIRECTORS

Section 1. Function. Except as otherwise provided by law, the Articles of Incorporation of this Corporation or these Bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification. Directors need not be residents of the State of Florida or shareholders of this Corporation.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

Section 4. Duties of Directors.

A. A director shall perform his duties as a director, including his duties as a member of any committee of the Board of Directors upon which he may serve, in good faith, in a manner he reasonable believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

B. In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, and other financial data, in each case prepared or presented by:

(a) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b) counsel, public accountants or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or

(c) a committee of the Board of Directors upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorporation or these Bylaws, to matters within its designated authority, which committee the director reasonably believes to merit confidence.

C. A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

D. A person who performs his duties in compliance with this section shall have no liability by reason of being or having been a director of the Corporation.

Section 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6. Number of Directors. This Corporation shall have one (1) directors; provided, however, that the number of directors may be increased or decreased (but shall never be less than one (1)) from time to time by an amendment to these Bylaws or by a resolution duly adopted by the Board of Directors, but no decrease shall have the effect of shortening the term of any incumbent director.

Section 7. Election And Term. Each person named in the Articles of Incorporation as a member of the initial Board of Directors shall hold office until the first annual meeting of shareholders, and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

At the first annual meeting of shareholders and at each annual meeting thereafter, the shareholders shall elect director(s) to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation or death.

Section 8. Resignation. Any director of the Corporation may resign at any time by giving his resignation to the President or the Secretary. Such resignation shall take effect at the time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9. Vacancies. Any vacancy occurring on the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.

Section 10. Removal Of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Section 11. Quorum And Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 12. Director Conflicts of Interest. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm association or entity in which one or more of the directors of this Corporation are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the vote(s) or consent(s) of such interested directors; or

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board of Directors, a committee thereof or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 13. Executive And Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to:

(a) approve or recommend to shareholders action or proposals required by law to be approved by shareholders;

(b) designate candidates for the office of director, for purposes of proxy solicitation or otherwise;

(c) fill vacancies on the Board of Directors or any committee thereof;

(d) amend the Bylaws;

(e) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors; or

(f) authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, may, pursuant to a general formula or method specified by the Board of Directors, by resolution or by adoption of a stock option or other plan or plans, authorize a committee to fix the terms of any contract for the sale of shares and to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State of the State of Florida.

The Board of Directors, by resolution adopted in accordance with this Section, may designate one or more directors as alternate members of any such committees, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 14. Place of Meetings. Regular meetings of the Board of Directors may be held, within or without the State of Florida, at such place as the Board of Directors may from time to time determine; in the absence of any such determination, all such meeting shall be held at the principal offices of the Corporation. Meetings of shareholders may be held telephonically or via video conferencing.

Section 15. Time, Notice And Call Of Meetings.

A. A regular meeting of the Board of Directors shall be held without notice immediately following each annual meeting of shareholders. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director either by personal delivery, by first class mail, electronic mail, or text

11

message at least two (2) days before the meeting. No notice need be given of meeting that are scheduled by the Board of Directors at regular fixed intervals so long as each director shall have actual notice of such interval.

B. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, or the manner in which it has been called or convened except when a director states at the beginning of the meeting any objections to the transaction of business because the meeting is not lawfully called or convened.

C. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

D. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjournment shall be given to the then directors who were not present at the time of the adjournment in accordance with this Article II, Section 15.A and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

E. Meetings of the Board of Directors may be called by the Chairman of the Board, by the President of the Corporation, or by any two (2) directors.

F. Members of the Board of Directors may participate in any meeting of the Board by means of a telephone conferencing, video conferencing, or similar communications equipment by means of which all persons present can hear each other at the same time. Participation by such means shall constitute presence in person at such meeting.

Section 16. Action Without A Meeting. Any action required to be taken at a meeting of the directors of the Corporation, or any action which may be taken at a meeting of the directors or a committee of the Board, may be taken without a meeting if a consent in writing, setting forth the action so taken, signed by all of the directors, or all of the members of a committee, as the case may be, is filed in the minutes of the proceedings of the Board of Directors or of the committee. Such consent shall have the same effect as a unanimous vote. Such consent of the members of the Board of Directors may be a joint consent of the shareholders and directors as provided by Article I, Section 15 of these Bylaws.

ARTICLE III. OFFICERS

Section 1. Officers. The officers of this Corporation shall consist of a President, a Secretary and a Treasurer, each of whom shall be elected by a majority of the Board of Directors (at such time as the Board of Directors shall determine) and shall serve until their respective successors are chosen and have qualified. Such vice president or other officers and assistant officers and agents as may be deemed necessary or desirable may be elected or appointed by the Board of Directors from time to time. Any two (2) or more offices may be held by the same person. The failure to elect a President, Secretary or Treasurer shall not affect the existence of this Corporation.

Section 2. Duties. The officers of this Corporation shall have the following duties:

The President shall be the chief executive officer of the Corporation and shall be the Chairman of the Board of Directors, unless he shall not also be a director or unless the Board of Directors shall select another director to serve as Chairman of the Board. The President shall have general and active management of the business and affairs of the Corporation, subject to the direction of the Board of Directors, and shall preside at all meetings of the shareholders unless the Board of Directors shall determine otherwise.

The Secretary shall have custody of, and maintain, all of the corporate records except the financial records; shall record the minutes of all meetings of the shareholders and the Board of Directors; shall send out all notices of meetings; and shall perform such other duties as may be prescribed by the Board of Directors or the President.

The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else requested by the Board of Directors or the President, and shall perform such other duties as may be prescribed by the Board of Directors or by the President.

Section 3. Removal Of Officers.

A. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors or Shareholders at any time, with or without cause.

B Any vacancy however occurring in any office may be filled by the Board of Directors.

C. The removal of any officer or agent shall be without prejudice to the contract rights, if any, of the person so removed; provided, however, that the election or appointment of any officer or agent shall not in itself create any contract rights.

ARTICLE IV. STOCK CERTIFICATES

Section 1. Issuance. The Corporation may, but need not, issue Stock Certificates evidencing the ownership of its shares. The Board of Directors shall determine if stock certificates are to be issued and, if so, the form of such certificate. If stock certificates are not issued, the President and Secretary shall send a Statement In Lieu Of Stock Certificate to each shareholder as required by Florida Statutes Section 607.0626(2).

Section 2. Form.

A. Certificates, if any, representing shares in this Corporation shall be signed by the President or Vice President and by the Secretary or an Assistant Secretary and may be sealed with the seal of this Corporation or a facsimile thereof.

B. Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

C. Each certificate representing shares in this Corporation shall be in such form as shall be determined by the Board of Directors and shall state upon the face thereof: that the Corporation is organized under the laws of the state of Florida; the name of the person or persons to whom issued; the number and class of shares, and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate, or a statement that the shares are without par value.

Section 3. Transfer of Shares. The Corporation shall register a stock certificate presented to it for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized attorney or representative. The Corporation may, in the sole discretion of the Secretary, require that such signature be acknowledged before a notary public or guaranteed by a commercial bank or trust company or by a member of the New York or American Stock

Exchange. Only transfers of shares registered in accordance with this Section shall be recognized by the Corporation.

Section 4. Lost, Stolen Or Destroyed Certificates. The Corporation shall issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate: (a) makes proof in affidavit form that it has been lost, destroyed or wrongfully taken; (b) requests the issuance of a new certificate in writing before the Corporation has received notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (c) gives bond in such form as the Board of Directors, in its discretion, may (or may not) require, to indemnify the Corporation, the transfer agent and registrar against any claim that may be made on account of the alleged loss, destruction or theft of the certificate; and (d) satisfies any other reasonable requirements imposed by the Corporation.

ARTICLE V. BOOKS AND RECORDS

Section 1. Books And Records. This Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

This Corporation shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, and the number, class and series, if any, of the shares held by each.

Any books, records, and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Shareholders' Inspection Rights. To the extent required by Florida Statutes Section 607.1602, any shareholder of this Corporation shall be entitled to inspect and copy any of the records of the Corporation, during regular business hours and at the Corporation's principal office, if such shareholder gives the Corporation written notice demand at least five (5) business days before the date on which he wishes to inspect and copy.

Section 3. Financial Information. Unless provided otherwise by a resolution duly adopted by the shareholders of the Corporation, not later that one hundred twenty (120) days after the close of each fiscal year of the Corporation, this Corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year and a profit and loss statement showing the results of the operations of the Corporation during its fiscal year.

Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

Copies of the balance sheets, profit and loss statements, and federal and state income tax returns, if any, of this Corporation shall be kept for at least five (5) years and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

ARTICLE VI. DIVIDENDS

The Board of Directors of this Corporation may, from time to time, declare and the Corporation may pay dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent or when the payment thereof would render the Corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the articles of Incorporation, subject to the following provisions:

(a) Dividends in cash or property may be declared and paid, except as otherwise provided in this Article, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus.

(b) Dividends may be declared and paid in the Corporation's treasury shares.

(c) Dividends may be declared and paid in the Corporation's authorized, but unissued, shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(1) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid in an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(2) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares; and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

(d) A split-up or division of the issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend.

ARTICLE VII. GENERAL PROVISIONS

Section 1. Seal. The Board of Directors may, but need not, provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal" and "Florida". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 2. Deposits. The Board of Directors shall select, or authorize the selection of, one or more banks, trust companies or other depositories in which the funds of the Corporation not otherwise employed shall, from time to time, be deposited to the credit of the Corporation. All checks and drafts on the Corporation's bank accounts and all other instrument for the payment of money shall be signed by such officer or officers or other person or persons as shall be thereunto authorized from time to time by the Board of Directors.

Section 3. Voting Securities Held By The Corporation. Unless otherwise ordered by the Board of Directors, the President shall have full power and authority on behalf of the Corporation to attend, to act and to vote at any meeting of security holders of other corporations in which the Corporation may hold securities. At such meetings, the President shall possess and may exercise any and all rights and powers incident to the ownership of such securities which the Corporation might have possessed and exercised if it had been present. The Board of Directors may, from time to time, confer like powers upon any other person or persons.

Section 4. Shareholders Agreements. Whenever any provision of any agreement which relates to the business or affairs of the Corporation and to which shareholders of the Corporation who hold shares of the Corporation which are entitled to a majority vote are parties is inconsistent with one or more provisions of these Bylaws, then the provisions of such agreement shall control and the provisions of these Bylaws which are inconsistent therewith shall be of no force or effect during the term of said agreement.

Notwithstanding the foregoing, if any of the shares of this Corporation are owned by more than one hundred (100) shareholders, the provisions of this Section 4 of Article VII stated above shall not apply to the extent, if any, to which they are inconsistent with the provisions of Florida Statutes Section 607.0732 as it presently exists or may be amended.

ARTICLE VIII. AMENDMENT

These Bylaws may be repealed or amended, and new bylaws may be adopted, by either the Board of Directors or the shareholders, but the Board of Directors may not amend or repeal any bylaw adopted by the shareholders unless the shareholders specifically provided in such bylaw that such bylaw is subject to amendment or repeal by the Board of Directors.

I HEREBY CERTIFY that the foregoing bylaws of CITY CATT, INC.. are the bylaws duly adopted by the shareholders of the corporation, pursuant to the action by unanimous written consent of the shareholders of CITY CATT, INC..



Dated: 03/10/17

LIS REJANE OLIVEIRA-SOMMERVILLE
Incorporator and
Sole Director Listed in
Articles of Incorporation

CORPORATE ACTION BY SOLE DIRECTOR
OF
CITY CATT, INC.

Instead of holding an organizational meeting of the Board of Directors of this Corporation, Lis Rejane Oliveira-Sommerville, the sole Director of this Corporation named in its Restated and Amended Articles of Incorporation, does hereby adopt the following resolutions on the Corporation's behalf, pursuant to the Florida Statutes, as of the date signed hereunder.

RESOLVED, that, as the Articles of Incorporation of this Corporation have been duly filed in the office of the Secretary of State of the State of Florida on the 16th day of February, 2017, and Restated and Amended Articles of Incorporation of this Corporation have been duly filed at the same office on March 7, 2017, and the originals or copies thereof are hereby ordered to be inserted in the Corporation's minute book;

RESOLVED, that all of the actions taken by the Incorporator of the Corporation in forming and organizing the Corporation are hereby ratified, confirmed and approved;

RESOLVED, that the Bylaws considered by the Director, which were executed by the Director on the date of this document, be and are duly adopted as the Bylaws of this Corporation and a copy thereof is hereby ordered to be inserted in the Corporation's minute book following this Corporate Action;

RESOLVED, that the following persons are hereby elected to serve as the directors of the Corporation until their resignation or termination and their successors are elected and they accept the positions:

1. Lis Rejane Oliveira Sommerville
2. Lizia R. Oliveira Santos
3. Tarcio Bezerra

RESOLVED, that Lis Rejane Oliveira-Sommerville be and is hereby elected as the Chairman of the Board of Directors until her resignation, termination or replacement;

RESOLVED, that the following are hereby appointed to serve as the officers of the corporation until they resign or are replaced by the Board of Directors and their replacement(s) accept the position:

1. Lis Rejane Oliveira Sommerville – President
2. Lizia R. Oliveira Santos – Secretary
3. Lis Rejane Oliveira Sommerville - Treasurer
4. Lizia R. Oliveira Santos – Vice President

RESOLVED, that Lis Rejane Oliveira-Sommerville shall be and is hereby appointed to serve as the Registered Agent for the Corporation until she resigns or is replaced by the Board of Directors and its replacement accepts the position;

RESOLVED, that this Corporation shall maintain its principal offices at 2835 O'Connell Drive, Kissimmee, Florida 34741;

RESOLVED, that such banking institution, as the President, Secretary and Treasurer of this Corporation shall select, is hereby designated as the depository of the funds of this Corporation and the officers of this Corporation are hereby authorized to execute such resolutions and forms as the said banking institution may require for the establishment and operation of the Corporation's accounts. Such resolution shall be deemed to be adopted by the Board of Directors of this Corporation as though it had been spread upon these pages in haec verba;

RESOLVED, that the shares of the common stock and the preferred stock of this Corporation shall be represented by stock certificates, in the form of that which is attached hereto as Exhibit A and B, respectively, and incorporated herein by reference, and the record ownership thereof shall be recorded on the Stock Ledger of this Corporation, a copy of which shall be kept in the Corporation's minute book;

RESOLVED, that the Corporation shall issue to the following the indicated shares of its common stock in consideration of the sum of the amount of capital contribution indicated at the price of $.10 per common share and a price of $1.00 per preferred share, and the President and Secretary of this Corporation are hereby authorized to execute and deliver to such persons, on behalf of the Corporation, a Common Stock Certificate and a Preferred Stock Certificate to evidence their ownership of said shares:

Name of Investor	What Invested	Agreed Dollar Value	Amount of Common Shares	Amount of Preferred Shares
Lis Rejane Oliveira Sommerville	Intellectual property including contacts, ideas, planning, relationships, business advice, and brainstorming that led to the development and fruition of the company's core business ideas and plans; Time spent working on the business ideas and plans for the company; and $400 Cash	$100,000.00	500,000	50,000
Lizia R. Oliveira Santos	Intellectual property including contacts, ideas, planning, relationships, business advice, and brainstorming that led to the development and fruition of the company's core business ideas and plans; Time spent working on the business ideas and plans for the company; and $400 Cash	$100,000.00	500,000	50,000
Solana, LLC	Cash	$50,000	250,000	25,000
Totals		$250,000.00	1,250,000	125,000

RESOLVED, that as a part of the consideration for being an initial investor in the Compnay, the above initial investors shall have the irrevocable option to purchase additional common shares in the Company for $.10 per share and additional preferred shares in the Company for $1.00 per share, up to an including March 15, 2022.

RESOLVED, that since this Corporation has applied to the Internal Revenue Service for a Federal Employer Identification number, it ratifies the actions taken by the incorporator in executing and filing IRS Form SS-4 in order to obtain said number;

RESOLVED, that this Corporation may elect to be taxed as an S Corporation under the Internal Revenue Code of 1986, as amended, and the officers of this Corporation are hereby authorized and directed to execute and file all such forms as are necessary to make such election;

RESOLVED, that the proper officers of this Corporation are authorized to take all such further action, and to execute and deliver all such further documents, in the name of and on behalf of this Corporation, and to pay such expenses as in their judgment shall be necessary, proper or advisable to fully carry out the intent and to accomplish the purposes of each of the foregoing resolutions;

RESOLVED: That the President and the Secretary be, and they hereby are, authorized to execute, acknowledge and deliver on behalf of the Corporation all documents which may be necessary or convenient for the completion of any lease on behalf of the Corporation;

RESOLVED: That the President, Secretary or Treasurer be, and they are hereby authorized to hire and appoint an accountant for the Corporation;

RESOLVED: That the fiscal year of the Corporation end on the last day of December in each year;

RESOLVED: That the Corporation keep its books and file its tax returns on the accrual basis of accounting;

RESOLVED: That the corporation hereby approves and ratifies all acts of the Promoters and Incorporators in their capacity as such and further agrees to indemnify the Incorporators for costs, expenses, judgments, decrees, fines, and penalties or amounts paid in settlement as provided in the Florida Statutes by deeming such Incorporators as an employee of the Corporation for such purpose only;

RESOLVED: That the Officers of this Corporation or any one of them be, and they are hereby authorized to execute, acknowledge, seal, file, deliver, or certify as may be appropriate, any return, affidavit or other document required or provided for under

3

the tax or unemployment compensation laws of the State of Florida, or any other state, or any returns, reports, or other documents required or provided for, by or under the tax, social security, or other laws of the United States, and said officers or any one or more of them are hereby authorized to make any payments, deposits, guarantees, sureties or bonds and to take any and all steps necessary or proper to comply with the laws referred to herein;

RESOLVED: That the seal now produced by the Secretary, an impression whereof is attached hereto as Exhibit "C" be adopted as the seal of the Company, and that such seal shall not be affixed to any deed or instrument of an description, except in the presence of an officer, or director, and the Secretary of the Company, who shall respectfully sign said deed or instrument;

RESOLVED: That the President of the Corporation be, and hereby is authorized to pay all charges and expenses incident to or arising out of the organization of this Corporation and to reimburse any person who has made any disbursement therefor.

Dated: 03.10.17

Liz Sommerville
Lis Rjane Oliveira-Sommerville
Initial Director Named in the
Articles of Incorporation

0

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

City Catt, Inc.

5,000,000 SHARES PAR VALUE $0.01 EACH
COMMON STOCK

See Reverse for Certain Definitions

EXHIBIT # A

SPECIMEN

This is to Certify that ______________________________ is the owner of

____

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF
City Catt, Inc.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.
Witness, *the seal of the Corporation and the signatures of its duly authorized officers.*

Dated



SECRETARY

PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF TRANSFERS MIN ACT-...............Custodian .... (Cust) (Minor)
TEN ENT	- as tenants by the entireties	under Uniform Transfers to Minors Act.. (State)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common	

Additional abbreviations may also be used though not in the above list

For value received _______ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

____

____

____ *Shares*

represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________ ______

In presence of

____

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

0

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

SHARES

City Catt, Inc.

5,000,000 SHARES PAR VALUE $1.00 EACH
PREFERRED STOCK

See Reverse for Certain Definitions

EXHIBIT # 13

SPECIMEN

This is to Certify that ______________________ is the owner of

____

FULLY PAID AND NON-ASSESSABLE SHARES OF PREFERRED STOCK OF
City Catt, Inc.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, *the seal of the Corporation and the signatures of its duly authorized officers.*

Dated



SECRETARY

PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF TRANSFERS MIN ACT-................Custodian .... (Cust) (Minor)
TEN ENT	- as tenants by the entireties	under Uniform Transfers to Minors Act.. (State)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common	

Additional abbreviations may also be used though not in the above list

For value received _______ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

____

____

____ *Shares*

represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________

In presence of

____

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.



EXHIBIT # C

Common Shares RECORD OF CERTIFICATES ISSUED AND TRANSFERRED

| CERTIFICATES ISSUED | | ISSUED TO (NAME AND ADDRESS) | DATE ISSUED | SHARES TRANSFERRED FROM (IF ORIGINAL ISSUE ENTER AS SUCH) | | AMOUNT PAID THEREON | RECEIVED CERTIFICATE | | | | ENTER ORIGINAL ISSUES ONLY |
CERTIE NOS.	NO. SHARES			NAME	CERTIE NOS.		DATE	SIGNATURE	DATE	NO. SHARES	
01	500,000	Lis Rejane O. Sommerville 2815 Maguire Dr Kissimmee FL 34741	03/10/17	Original Issue		50,000					
02	500,000	Lizia R. Oliveira Santos 2835 O'Connell Dr. Kissimmee FL 34741	03/10/17	Original Issue		50,000					
03	250,000	Solana, LLC 5206 Highland Falls Ln Katy - TX 77450	03/10/17	Original Issue		25,000					

NUMBER 1

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

SHARES 500,000

City Catt, Inc.

5,000,000 SHARES PAR VALUE $0.01 EACH
COMMON STOCK

See Reverse for Certain Definitions

This is to Certify that Lis R. Oliveira Sommerville is the owner of

Five hundred thousand and 0/100

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF
City Catt, Inc.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, *the seal of the Corporation and the signatures of its duly authorized officers.*

Dated 03.10.17



LIZIA O. SANTOS
SECRETARY

LIS R. OLIVEIRA SOMMERVILLE
PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF TRANSFERS MIN ACT-................Custodian .... (Cust) (Minor)
TEN ENT	- as tenants by the entireties	under Uniform Transfers to Minors Act.. (State)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common	

Additional abbreviations may also be used though not in the above list

For value received_______ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

_______________________________________ *Shares*

represented by the within Certificate, and do hereby irrevocably constitute and appoint

_______________________________________ *Attorney*

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

*Dated*_____________________ _______

In presence of

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

2

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

500,000

City Catt, Inc.

5,000,000 SHARES PAR VALUE $0.01 EACH
COMMON STOCK

See Reverse for Certain Definitions

This is to Certify that LIZIA R OLIVEIRA SANTOS is the owner of

Five hundred thousand and 0/100

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF
City Catt, Inc.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, *the seal of the Corporation and the signatures of its duly authorized officers.*

Dated 03.10.17



LIZIA O. SANTOS
SECRETARY

LIS R. OLIVEIRA SOMMERVILLE
PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	*- as tenants in common*	*UNIF TRANSFERS MIN ACT-................Custodian ....* *(Cust) (Minor)*
TEN ENT	*- as tenants by the entireties*	*under Uniform Transfers to Minors Act...* *(State)*
JT TEN	*- as joint tenants with right of survivorship and not as tenants in common*	

Additional abbreviations may also be used though not in the above list

For value received_______ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

[ ]

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

____

____

____ *Shares*

represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

*Dated*_____________________ _______

In presence of



____

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

NUMBER 3

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

SHARES 250,000

City Catt, Inc.

5,000,000 SHARES PAR VALUE $0.01 EACH
COMMON STOCK

See Reverse for Certain Definitions

This is to Certify that Solana LLC is the owner of

Two hundred and fifty ~~and of~~ thousand and 0/100 ——

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF
City Catt, Inc.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, *the seal of the Corporation and the signatures of its duly authorized officers.*

Dated 03/10/17



[signature]
LIZIA O SANTOS
SECRETARY

[signature]
LIS R. OLIVEIRA SOMMERVILLE
PRESIDENT

Preferred Shares

RECORD OF CERTIFICATES ISSUED AND TRANSFERRED

CERTIFICATES ISSUED		ISSUED TO (NAME AND ADDRESS)	DATE ISSUED	SHARES TRANSFERRED FROM (IF ORIGINAL ISSUE ENTER AS SUCH)		AMOUNT PAID THEREON	RECEIVED CERTIFICATE				ENTER ORIGINAL ISSUES ONLY
CERTIF. NOS.	NO. SHARES			NAME	CERTIF. NOS.		DATE	SIGNATURE	DATE	NO. SHARES	
01	50,000	Bis Sommerville 2815 Maguire Dr Kissimmee FL 34741	03/10 17	Original Issue		50,000					
02	50,000	Lizia Santos 2835 OConnell Dr Kissimmee FL 34741	03/10 17	Original Issue		50,000					
03	25,000	Solana, LLC 5206 Highland falls ln Katy-TX 77450	03/10 17	Original Issue		25,000					

NUMBER 1

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

SHARES 50,000

City Catt, Inc.

5,000,000 SHARES PAR VALUE $1.00 EACH
PREFERRED STOCK

See Reverse for Certain Definitions

This is to Certify that Lis R. Oliveira Sommerville is the owner of

Fifty thousand and 0/100

FULLY PAID AND NON-ASSESSABLE SHARES OF PREFERRED STOCK OF
City Catt, Inc.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, *the seal of the Corporation and the signatures of its duly authorized officers.*

Dated 03/10/17



Lizia O. Santos
SECRETARY

Lis R. Oliveira Sommerville
PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF TRANSFERS MIN ACT-................Custodian .... (Cust) (Minor)
TEN ENT	- as tenants by the entireties	under Uniform Transfers to Minors Act.. (State)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common	

Additional abbreviations may also be used though not in the above list

For value received_______ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

____

____

____ *Shares*

represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

*Dated*____________________ _______

In presence of

____

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

2

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

50,000

City Catt, Inc.

5,000,000 SHARES PAR VALUE $1.00 EACH
PREFERRED STOCK

See Reverse for Certain Definitions

This is to Certify that Lizia R. Oliveira Santos is the owner of

Fifty thousand and 0/100

FULLY PAID AND NON-ASSESSABLE SHARES OF PREFERRED STOCK OF
City Catt, Inc.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, *the seal of the Corporation and the signatures of its duly authorized officers.*

Dated 03.10.17



Lizia O. Santos
SECRETARY

Lis R. Oliveira Sommerville
PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF TRANSFERS MIN ACT-................Custodian .... (Cust) (Minor)
TEN ENT	- as tenants by the entireties	under Uniform Transfers to Minors Act.. (State)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common	

Additional abbreviations may also be used though not in the above list

For value received_______ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

____

____ *Shares*

represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

*Dated*____________________ _______

In presence of



____

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

3

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

25,000

City Catt, Inc.

5,000,000 SHARES PAR VALUE $1.00 EACH
PREFERRED STOCK

See Reverse for Certain Definitions

This is to Certify that Solana LLC is the owner of

Twenty five thousand and 0/100

FULLY PAID AND NON-ASSESSABLE SHARES OF PREFERRED STOCK OF
City Catt, Inc.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, *the seal of the Corporation and the signatures of its duly authorized officers.*

Dated



Lizia B. Santos
SECRETARY

Lis R. Oliveira Sommerville
PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF TRANSFERS MIN ACT-................Custodian .... (Cust) (Minor)
TEN ENT	- as tenants by the entireties	under Uniform Transfers to Minors Act.. (State)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common	

Additional abbreviations may also be used though not in the above list

For value received_______ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

____

____

____ *Shares*

represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

*Dated*____________________ ________

In presence of

____

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

City Catt, Inc.

5,000,000 SHARES PAR VALUE $1.00 EACH
PREFERRED STOCK

FULLY PAID AND NON-ASSESSABLE SHARES OF PREFERRED STOCK OF
City Catt, Inc.

SECRETARY

PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — - as tenants in common

TEN ENT — - as tenants by the entireties

JT TEN — - as joint tenants with right of survivorship and not as tenants in common

UNIF TRANSFERS MIN ACT-................Custodian ....
(Cust) (Minor)
under Uniform Transfers to Minors
Act..
(State)

Additional abbreviations may also be used though not in the above list

For value received_____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

_____Shares
represented by the within Certificate, and do hereby irrevocably constitute and appoint
_____Attorney
to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated_____   _____

In presence of

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Preferred Stock

	NAME OF STOCKHOLDER	PLACE OF RESIDENCE	TIME BECAME OWNER	CERTIFICATES ISSUED		FROM WHOM SHARES WERE TRANSFERRED (If Original Issue Enter As Such)	AMOUNT PAID THEREON	DATE OF TRANSFER OF SHARES	TO WHOM SHARES ARE TRANSFERRED	CERTIFICATES SURRENDERED	
				CERTIF. NOS.	NO. SHARES					CERTIF. NOS.	NO. SHARES
	Solana, LLC	Katy - TX	03.10.17	3	25,000	Original Issue	25,000				
	Santos, Lizia	Orlando - FL	03.10.17	2	50,000	Original Issue	50,000				
S	Sommerville, Lis	Orlando - FL	03.10.17	1	50,000	Original Issue	50,000				
T											
U											
V											
W											
X											
Y											
Z											

| | NAME OF STOCKHOLDER | PLACE OF RESIDENCE | TIME BECAME OWNER | CERTIFICATES ISSUED | | FROM WHOM SHARES WERE TRANSFERRED (If Original Issue Enter As Such) | AMOUNT PAID THEREON | DATE OF TRANSFER OF SHARES | TO WHOM SHARES ARE TRANSFERRED | CERTIFICATES SURRENDERED | |
				CERTIF. NOS.	NO. SHARES					CERTIF. NOS.	NO. SHARES
	Solara, LLC	Katy - TX	03.10.17	3	250,000	Original Issue	25,000				
	Santos, Lizia	Orlando - FL	03.10.17	2	500,000	Original Issue	50,000				
S	Sommerville, Lis	Orlando - FL	03.10.17	1	500,000	Original Issue	50,000				
T											
U											
V											
W											
X											
Y											
Z											

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 02-16-2017

Employer Identification Number:
81-5385766

Form: SS-4

Number of this notice: CP 575 A

CITY CATT INC
% LIZIA SANTOS
2835 OCONNELL DR
KISSIMMEE, FL 34741

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 81-5385766. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

Form 1120	04/15/2018

If you have questions about the form(s) or the due date(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, *Accounting Periods and Methods*.

We assigned you a tax classification based on information obtained from you or your representative. It is not a legal determination of your tax classification, and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, *Entity Classification Election*. See Form 8832 and its instructions for additional information.

IMPORTANT INFORMATION FOR S CORPORATION ELECTION:

If you intend to elect to file your return as a small business corporation, an election to file a Form 1120-S must be made within certain timeframes and the corporation must meet certain tests. All of this information is included in the instructions for Form 2553, *Election by a Small Business Corporation*.

    If you are required to deposit for employment taxes (Forms 941, 943, 940, 944, 945, CT-1, or 1042), excise taxes (Form 720), or income taxes (Form 1120), you will receive a Welcome Package shortly, which includes instructions for making your deposits electronically through the Electronic Federal Tax Payment System (EFTPS). A Personal Identification Number (PIN) for EFTPS will also be sent to you under separate cover. Please activate the PIN once you receive it, even if you have requested the services of a tax professional or representative. For more information about EFTPS, refer to Publication 966, *Electronic Choices to Pay All Your Federal Taxes*. If you need to make a deposit immediately, you will need to make arrangements with your Financial Institution to complete a wire transfer.

    The IRS is committed to helping all taxpayers comply with their tax filing obligations. If you need help completing your returns or meeting your tax obligations, Authorized e-file Providers, such as Reporting Agents (payroll service providers) are available to assist you. Visit the IRS Web site at www.irs.gov for a list of companies that offer IRS e-file for business products and services. The list provides addresses, telephone numbers, and links to their Web sites.

    To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

    * Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.** You may give a copy of this document to anyone asking for proof of your EIN.

    * Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

    * Refer to this EIN on your tax-related correspondence and documents.

    If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub.

    Your name control associated with this EIN is CITY. You will need to provide this information, along with your EIN, if you file your returns electronically.

    Thank you for your cooperation.

(IRS USE ONLY) 575A 02-16-2017 CITY B 9999999999 SS-4

Keep this part for your records. CP 575 A (Rev. 7-2007)

Return this part with any correspondence
so we may identify your account. Please
correct any errors in your name or address.

CP 575 A

9999999999

Your Telephone Number	Best Time to Call	
( ) -		DATE OF THIS NOTICE: 02-16-2017 EMPLOYER IDENTIFICATION NUMBER: 81-5385766 FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

CITY CATT INC
% LIZIA SANTOS
2835 OCONNELL DR
KISSIMMEE, FL 34741